

February 13, 2012

<u>Via Facsimile</u>
Mr. Robert S. Stefanovich
Chief Financial Officer
CryoPort, Inc.
20382 Barents Sea Circle
Lake Forest, California 92630

  RE: **CryoPort, Inc.**
     Form 10-K for the Year Ended March 31, 2011
     Filed June 27, 2011
     File No. 1-34632

Dear Mr. Stefanovich:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief